Exhibit 99.26

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on May 22, 2012

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.               Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof.  If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.               If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.  If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.               This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.               If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.               The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.               The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.               This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.               This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, Mountain Time, on Thursday, May 17, 2012.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

• Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

• Go to the following web site:
www.investorvote.com

• Smartphone?
Scan the QR code to vote now.

To Receive Documents Electronically

• You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail  may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet  are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We, being holder(s) (“Shareholders”) of common shares (“Common of Bellatrix Exploration Ltd. (the “Corporation”) hereby appoint(s): Raymond G. Smith, President and Chief Executive Officer of the Corporation, or failing him, W.C. (Mickey) Dunn, Chairman of the Board of Directors of the Corporation, both of the City of Calgary, in the Province of Alberta

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting (the “Meeting”) of shareholders of Bellatrix Exploration Ltd.  to be held in the Devonian Room, Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta on Tuesday, May 22, 2012 at 3:00 pm (Mountain time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Fix the number of Directors

To pass a resolution fixing the number of directors of the Corporation be elected as a result of the Meeting at nine (9) members.

2. Election of Directors - To pass a resolution electing each of the following individuals as director of the Corporation.

	For	Withhold

01. Raymond G. Smith

02. Doug N. Baker

03. Murray L. Cobbe

04. John H. Cuthbertson

05. W.C. (Mickey) Dunn

06. Melvin M. Hawkrigg

07. Robert A. Johnson

08. Keith E. Macdonald

09. Murray B. Todd

3. Appointment of Auditors	For	Withhold

The appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration as such.

4. Stock Option Plan	For	Against

To pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular - Proxy Statement of the Corporation dated April 20, 2012 (the “Information Circular”),  to approve and authorize all unallocated options under the share option plan of the Corporation, all as more particularly described in the Information Circular.

Other Business

At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.